

March 19, 2019

Gerald Ellenburg
Chief Executive Officer
GolfSuites 1, Inc.
2738 Falkenburg Road South
Riverview, FL 33578

> **Re: GolfSuites 1, Inc.**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed March 6, 2019**
> **File No. 024-10938**

Dear Mr. Ellenburg:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 25, 2019 letter.

Form 1-A/A filed March 6, 2019

Forum Selection Provisions, page 51

1. We note your response to our prior comment 3 and reissue the comment. If the exclusive forum provision does not apply to actions arising under the federal securities laws, please revise the exclusive forum provision in your amended and restated certificate of incorporation to clearly state that section does not apply to actions arising under the federal securities laws.

You may contact Patrick Kuhn at 202-551-3308 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Susan Block at 202-551-3210 or Anne Parker, Assistant Director, at 202-551-3611 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure